EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Three Months Ended March 31, 2012
Earnings:
Income before income taxes	$928

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	13
Portion of rents representative of interest factor	21
Less:
Gain on equity investments	(2)
Income as adjusted	$960
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$13
Portion of rents representative of interest factor	21
Capitalized interest	1
Total Fixed Charges	$35
Ratio of earnings to fixed charges	27.4